

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2021

Daniel Hirsch
Chief Financial Officer
Cascade Acquisition Corp
1900 Sunset Harbour Dr., Suite 2102
Miami Beach, FL 33139

>   **Re: Cascade Acquisition Corp**
>   **Form 8-K filed May 17, 2021**
>   **File No. 001-39728**

Dear Mr. Hirsch:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Real Estate & Construction